EXHIBIT 99.2

Management’s Discussion & Analysis
Nuvei Corporation
For the three months ended March 31, 2024 and 2023
(in thousands of US dollars)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2024 and 2023
As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Nuvei”, “we”, “us” or “our” refer to Nuvei Corporation together with our subsidiaries, on a consolidated basis.
This MD&A dated May 7, 2024, should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements, along with the related notes thereto for the three months ended March 31, 2024 and 2023 (the “Interim Financial Statements”), as well as with our consolidated financial statements along with the notes related thereto for the years ended December 31, 2023 and 2022. The financial information presented in this MD&A is derived from the Interim Financial Statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All amounts are in US dollars except where otherwise indicated. Additionally, tables included in this MD&A are presented in thousands of US dollars, unless otherwise indicated. This MD&A is presented as of the date of the Interim Financial Statements and is current to that date unless otherwise stated.
We have prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with Canadian disclosure requirements, which requirements are different than those of the United States.
FORWARD-LOOKING INFORMATION
This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes, cost savings, synergies and benefits, including with respect to the acquisition of Paya, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, and expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions and expectations regarding our margins and future profitability, as well as statements regarding the proposed transaction with Advent International L.P. (“Advent”), including the proposed timing and various steps contemplated in respect of the transaction and statements regarding the plans, objectives, and intentions of Philip Fayer, certain investment funds managed by Novacap Management Inc., Caisse de dépôt et placement du Québec or Advent, are forward-looking information. Economic and geopolitical uncertainties, including regional conflicts and wars, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, regarding, among other things, assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where the Company operates and general economic conditions and the competitive environment within our industry, including the following assumptions: (a) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from macroeconomic or geopolitical headwinds on its or its customers' business, financial condition, financial performance, liquidity or any significant reduction in demand for its products and services, (b) the economic conditions in our core markets, geographies and verticals, including resulting consumer spending and employment, remaining at close to current levels, (c) assumptions as to foreign exchange rates and interest rates, including inflation, (d) the Company's continued ability to manage its growth effectively, (e) the Company's ability to continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (f) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of past and recent acquisitions and manage the associated risks, as well as future acquisitions, (g) the absence of adverse changes in legislative or regulatory matters, (h) the Company’s continued ability to upskill and modify its compliance capabilities as regulations change or as the Company enters new markets or offers new products or services, (i) the Company’s continued ability to access liquidity and capital resources, including its ability to secure debt or equity financing on satisfactory terms, and (j) the absence of adverse changes in current tax laws. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company's annual information form ("AIF") and the “Risk Factors" section in this MD&A, such as: risks relating to our business, industry and overall economic uncertainty; the rapid developments and change in our industry; substantial competition both within our industry and from other payments providers; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; changes in foreign currency exchange rates, interest rates, consumer spending and other macroeconomic factors affecting our customers and our results of operations; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing customers, increasing sales to existing customers and attracting new customers; reliance on third-party partners to distribute some of our products and services; risks associated with future acquisitions, partnerships or joint-ventures; challenges related to economic and political conditions, business cycles and credit risks of our customers, such as wars like the Russia-Ukraine and Middle East conflicts and related economic sanctions; the occurrence of a natural disaster, a widespread health epidemic or pandemic or other similar events; history of net losses and additional significant investments in our business; our level of indebtedness; challenges to secure financing on favorable terms or at all; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; inflation; challenges related to a significant number of our customers being small and medium businesses ("SMBs"); a certain degree of concentration in our customer base and customer sectors; compliance with the requirements of payment networks; reliance on, and compliance with, the requirements of acquiring banks and payment networks; challenges related to the reimbursement of chargebacks from our customers; financial liability related to the inability of our customers (merchants) to fulfill their requirements; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; decline in the use of electronic payment methods; loss of key personnel or difficulties hiring qualified personnel; deterioration in relationships with our employees; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; misappropriation of end-user transaction funds by our employees; frauds by customers, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; deterioration in the quality of the products and services offered; managing our growth effectively;

challenges from seasonal fluctuations on our operating results; changes in accounting standards; estimates and assumptions in the application of accounting policies; risks associated with less than full control rights of some of our subsidiaries and investments; challenges related to our holding company structure; impacts of climate change; development of AI and its integration in our operations, as well as risks relating to intellectual property and technology, risks related to data security incidents, including cyber-attacks, computer viruses, or otherwise which may result in a disruption of services or liability exposure; challenges regarding regulatory compliance in the jurisdictions in which we operate, due to complex, conflicting and evolving local laws and regulations and legal proceedings and risks relating to our Subordinate Voting Shares. These risks and uncertainties further include (but are not limited to) as concerns the proposed transaction with Advent, the failure of the parties to obtain the necessary shareholder, regulatory and court approvals or to otherwise satisfy the conditions to the completion of the transaction, failure of the parties to obtain such approvals or satisfy such conditions in a timely manner, significant transaction costs or unknown liabilities, failure to realize the expected benefits of the transaction, and general economic conditions. Failure to obtain the necessary shareholder, regulatory and court approvals, or the failure of the parties to otherwise satisfy the conditions to the completion of the transaction or to complete the transaction, may result in the transaction not being completed on the proposed terms, or at all. In addition, if the transaction is not completed, and the Company continues as a publicly-traded entity, there are risks that the announcement of the proposed transaction and the dedication of substantial resources of the Company to the completion of the transaction could have an impact on its business and strategic relationships (including with future and prospective employees, customers, suppliers and partners), operating results and activities in general, and could have a material adverse effect on its current and future operations, financial condition and prospects. Furthermore, in certain circumstances, the Company may be required to pay a termination fee pursuant to the terms of the arrangement agreement which could have a material adverse effect on its financial position and results of operations and its ability to fund growth prospects and current operations.
Our dividend policy is at the discretion of the Board. Any future determination to declare cash dividends on our securities will be made at the discretion of our Board, subject to applicable Canadian laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions (including covenants contained in our credit facilities), general business conditions and other factors that our Board may deem relevant. Further, our ability to pay dividends, as well as make share repurchases, will be subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness, including our credit facility. Any of the foregoing may have the result of restricting future dividends or share repurchases.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.
Overview
We are a Canadian fintech company accelerating the business of our customers around the world. Our modular, flexible and scalable technology allows leading companies to accept next-gen payments, offer a multitude of payout options and benefit from card issuing, banking, and risk and fraud management services. We believe we are differentiated by our proprietary technology platform, which is purpose-built for high-growth eCommerce, integrated payments and business to business (“B2B”). Our platform enables customers to pay and/or accept payments worldwide regardless of their customers’ location, device or preferred payment method. Our solutions span the entire payments stack and include a fully integrated payments engine with global processing capabilities, a turnkey solution for frictionless payment experiences and a broad suite of data-driven business intelligence tools and risk management services. Connecting businesses to their customers in more than 200 markets worldwide, with local acquiring in 50 of those markets, 150 currencies and 700 alternative payment methods (“APMs”), we provide the technology and insights for customers and partners to succeed locally and globally with one integration – propelling them further, faster.
While global commerce continues to pivot digitally, eCommerce channels are converging and creating new and fast-growing opportunities for businesses of all sizes. Rapidly scaling across these commerce channels, however, can be complex and costly for businesses that rely on multiple providers in each local market. For example, customers may use disparate and varied systems for gateway services, payment processing, online fraud prevention, business intelligence and more, creating operational distractions and workflow challenges, which result in additional costs and financial inefficiencies. In parallel, consumers expect a consistent and frictionless transaction experience across all channels, whether from a mobile device or computer. As a result, we believe businesses increasingly seek payment providers such as Nuvei who have a unified approach and can offer end-to-end solutions to help them navigate this complex environment.
We distribute our products and technology through three sales channels: (i) Global Commerce, (ii) B2B, Government and Independent software vendors (“ISV”), and (iii) SMBs. Our approach to distribution is designed to enable us to efficiently market our payments and technology solutions at scale and is customized by both region and vertical to optimize sales. By relying on our local sales teams and partners who act as trusted technology providers to our customers, we believe we are able to serve more customers globally and grow with them as they grow their businesses and expand into new markets. We focus on the needs of our customers and how we can help them grow their sales, and in turn our volume, with them. Due to the scalable nature of our business model and the inherent operating leverage, increases in volume drive profitable revenue growth.
Our revenue is primarily based on sales volume generated from our customers’ daily sales and through various transaction and subscription-based fees for our modular technology. Examples of our modular technology include gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, open banking, data reporting, reconciliation tools, in addition to a long list of other value-added capabilities. Our revenue is largely recurring due to the mission-critical nature of our product and service offerings and deep integration of our payments technology into our customers’ ERP systems. We believe the depth and breadth of our payment capabilities help our customers establish and expand their presence in emerging commerce channels across many markets. This enables us to develop long-standing relationships with our customers, which in turn drive strong retention and significant cross-selling opportunities.
Financial Highlights for the Three Months Ended March 31, 2024 Compared to 2023:
•Total volume(a) increased by 42% to $60.1 billion from $42.4 billion;
◦Organic total volume growth at constant currency(a) was 18% with Organic total volume at constant currency(a) increasing to $50.0 billion from $42.4 billion;
•Revenue increased 31% to $335.1 million from $256.5 million;
◦Revenue growth at constant currency(b) was 30% with Revenue at constant currency(b) increasing to $334.3 million from $256.5 million;
◦Organic revenue growth at constant currency(b) was 9% with Organic revenue at constant currency(b) increasing to $280.8 million from $256.5 million;
•Net loss decreased by $3.5 million to $4.8 million from $8.3 million;
•Adjusted EBITDA(b) increased by 19% to $114.9 million from $96.3 million;
•Adjusted net income(b) decreased by 3% to $62.5 million from $64.5 million;
•Net loss per diluted share was $0.05 compared to $0.07;
•Adjusted net income per diluted share(b) decreased by 7% to $0.41 from $0.44 ;
•Adjusted EBITDA less capital expenditures(b) increased by 19% to $99.1 million from $83.6 million; and,
•Cash dividends declared totaled $14.1 million.
(a)Total volume and Organic total volume at constant currency do not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See "Non-IFRS and Other Financial Measures".
(b)Revenue at constant currency, Revenue growth at constant currency, Organic revenue at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per diluted share and Adjusted EBITDA less capital expenditures are non-IFRS financial measures and non-IFRS ratios. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. See “Non-IFRS and Other Financial Measures”.

Advent transaction
On April 1, 2024, the Company entered into a definitive arrangement agreement to be taken private by Advent, in an all-cash transaction which values the Company at an enterprise value of approximately $6.3 billion. Subject to certain conditions, Advent will acquire all the issued and outstanding Subordinate Voting Shares and any Multiple Voting Shares that are not Rollover Shares (as defined in the “Risk Factors” section of this MD&A), for a price of $34.00 per share, in cash (“Proposed transaction”). This price represents a premium of approximately 56% to the closing price of the Subordinate Voting Shares on the Nasdaq on March 15, 2024, the last trading day prior to media reports concerning a potential transaction involving the Company and a premium of approximately 48% to the 90-day volume weighted average trading price1 per Subordinate Voting Share as of such date.
The Proposed transaction will be implemented by way of a statutory plan of arrangement under the Canada Business Corporations Act. Implementation of the transaction will be subject to, among other things, the following shareholder approval at a special meeting of shareholders to be held to approve the proposed transaction (the “Meeting”): (i) the approval of at least 66 2/3% of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting together as a single class (with each Subordinate Voting Share being entitled to one vote and each Multiple Voting Share being entitled to ten votes); (ii) the approval of not less than a simple majority of the votes cast by holders of Multiple Voting Shares; (iii) the approval of not less than a simple majority of the votes cast by holders of Subordinate Voting Shares; (iv) if required, the approval of not less than a simple majority of the votes cast by holders of Multiple Voting Shares (excluding the Multiple Voting Shares held by the Rollover Shareholders and any other shares required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”); and (v) the approval of not less than a simple majority of the votes cast by holders of Subordinate Voting Shares (excluding the Subordinate Voting Shares held by the Rollover Shareholders and any other shares required to be excluded pursuant to MI 61-101). The Proposed transaction is also subject to court approval and customary closing conditions, including receipt of key regulatory approvals, is not subject to any financing condition and, assuming the timely receipt of all required key regulatory approvals, is expected to close in late 2024 or the first quarter of 2025.
The Arrangement Agreement (as defined in the “Risk Factors” section of this MD&A) provides for a non-solicitation covenant on the part of Nuvei, which is subject to customary “fiduciary out” provisions that enable Nuvei to terminate the Arrangement Agreement and accept a superior proposal in certain circumstances. A termination fee of US$150 million would be payable by Nuvei in certain circumstances, including in the context of a superior proposal supported by Nuvei. A reverse termination fee of US$250 million would be payable to Nuvei if the transaction is not completed in certain circumstances.
In connection with the proposed transaction, each director and member of senior management of Nuvei and each Rollover Shareholder has entered into a customary support and voting agreement pursuant to which it has agreed, subject to the terms thereof, to support and vote all of their Shares in favour of the transaction. Consequently, holders of approximately 0.3% of the Subordinate Voting Shares and holders of 100% of the Multiple Voting Shares, representing approximately 92% of the total voting power attached to all of the Shares, have agreed to vote their Shares in favour of the transaction.
Following completion of the transaction, it is expected that the Subordinate Voting Shares will be delisted from each of the Toronto Stock Exchange and the Nasdaq and that Nuvei will cease to be a reporting issuer in all applicable Canadian jurisdictions and will deregister the Subordinate Voting Shares with the U.S. Securities and Exchange Commission (the “SEC”). Please see “Risk Factors” below.
Acquisitions
Till Payments acquisition
On January 5, 2024, we acquired 100% of the shares of Till Payments, an ISV focused payment technology company headquartered in Sydney, Australia, for a total consideration of $36.9 million, comprised of $30.0 million in cash and $6.9 million of a loan receivable that was considered part of the consideration transferred.

1 Based on Canadian composite (TSX and all Canadian marketplaces) and U.S. composite (Nasdaq and all U.S. marketplaces).

Paya acquisition
On February 22, 2023, we acquired all issued and outstanding common shares of Paya Holdings Inc. ("Paya"), for a total cash consideration of approximately $1.4 billion, comprised of cash on hand, cash from our Reducing revolving credit facility and $9.8 million of the portion of replacement share-based awards that was considered part of the consideration transferred. The cash consideration included the settlement by Nuvei of seller-related payments of $51.9 million paid by Paya immediately prior to closing and thereby increased the calculated purchase price. Paya was a leading provider of integrated payment and commerce solutions in the United States. This acquisition is expected to accelerate our integrated payment strategy, diversify our business into key high-growth non-cyclical verticals with large addressable end markets and enhance the execution of our growth plan.
Quarterly dividend
On May 7, 2024, the Board of Directors approved and declared a quarterly cash dividend of $0.10 per Subordinate Voting Share and Multiple Voting Share payable on June 6, 2024 to shareholders of record on May 21, 2024.
Non-IFRS and Other Financial Measures
Our Interim Financial Statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, as issued by the IASB. The information presented in this MD&A includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Revenue at constant currency, Revenue growth at constant currency, Organic revenue at constant currency, Organic revenue growth at constant currency, Adjusted EBITDA, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Adjusted EBITDA less capital expenditures, Total volume and Organic total volume at constant currency. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial statements reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Revenue at constant currency: Revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted for the impact of foreign currency exchange fluctuations. This measure helps provide insight on comparable revenue growth by removing the effect of changes in foreign currency exchange rates year-over-year. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.
Organic revenue at constant currency: Organic revenue at constant currency means revenue, as reported in accordance with IFRS, adjusted to exclude the revenue attributable to acquired businesses for a period of 12 months following their acquisition and excluding revenue attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth.
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs (recovery), finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.

Adjusted EBITDA less capital expenditures: We use Adjusted EBITDA less capital expenditures (which we define as acquisition of intangible assets and property and equipment) as a supplementary indicator of our operating performance.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares, change in fair value of share repurchase liability and accelerated amortization of deferred financing fees and legal settlement and other.
Non-IFRS Financial Ratios
Revenue growth at constant currency: Revenue growth at constant currency means the year-over-year change in Revenue at constant currency divided by reported revenue in the prior period. We use Revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of fluctuations in foreign currency exchange rates.
Organic revenue growth at constant currency: Organic revenue growth at constant currency means the year-over-year change in Organic revenue at constant currency divided by comparable Organic revenue in the prior period. We use Organic revenue growth at constant currency to provide better comparability of revenue trends year-over-year, without the impact of acquisitions, divestitures and fluctuations in foreign currency exchanges rates.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period, respectively. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume: We believe Total volume is an indicator of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by customers under contractual agreement with us. Total volume does not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle, as well as the total dollar value of transactions processed relating to APMs and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our customers, fluctuations in Total volume will generally impact our revenue.
Organic total volume at constant currency: Organic total volume at constant currency is used as an indicator of performance of our business on a more comparable basis. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable Total volume growth. This measure also helps provide better comparability of business trends year-over-year, without the impact of fluctuations in foreign currency exchange rates. Organic total volume at constant currency means Total volume excluding Total volume attributable to acquired businesses for a period of 12 months following their acquisition and excluding Total volume attributable to divested businesses, adjusted for the impact of foreign currency exchange fluctuations. Foreign currency exchange impact in the current period is calculated using prior period quarterly average exchange rates applied to the current period foreign currency amounts.

Reconciliation of Adjusted EBITDA and Adjusted EBITDA Less Capital Expenditures to Net Loss
The following table reconciles Adjusted EBITDA and Adjusted EBITDA less capital expenditures to net loss for the periods indicated:

	Three months ended March 31
	2024	2023
(In thousands of US dollars)	$	$

Net loss	(4,807)	(8,289)
Finance cost	29,978	18,468
Finance income	(712)	(5,375)
Depreciation and amortization	36,830	27,656
Income tax expense	6,869	3,878
Acquisition, integration and severance costs(a)	11,632	25,318
Share-based payments and related payroll taxes(b)	29,992	36,067
Loss (gain) on foreign currency exchange	8,950	(1,398)
Legal settlement and other(c)	(3,864)	(43)
Adjusted EBITDA	114,868	96,282
Acquisition of property and equipment, and intangible assets	(15,735)	(12,679)
Adjusted EBITDA less capital expenditures	99,133	83,603
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities, including the expenses related to the Proposed transaction. For the three months ended March 31, 2024, these expenses were $10.3 million ($18.5 million for the three months ended March 31, 2023). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $1.1 million for the three months ended March 31, 2024 and $2.1 million for the three months ended March 31, 2023. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months ended March 31, 2024 and 2023. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.3 million for the three months ended March 31, 2024 ($4.7 million for the three months ended March 31, 2023). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(b)These expenses are recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2024, the expenses consisted of non-cash share-based payments of $29.8 million ($35.6 million for three months ended March 31, 2023), and $0.2 million for related payroll taxes ($0.5 million for the three months ended March, 2023).
(c)This primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses. For the three months ended March 31, 2024, the gain consisted mainly of a gain on business combination of $4.0 million.

Reconciliation of Revenue at Constant Currency and Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Revenue at constant currency and Revenue growth at constant currency for the periods indicated:

(In thousands of US dollars except for percentages)	Three months ended March 31, 2024			Three months ended March 31, 2023
	Revenue as reported	Foreign currency exchange impact on revenue	Revenue at constant currency	Revenue as reported	Revenue growth	Revenue growth at constant currency
	$	$	$	$

Revenue	335,109	(820)	334,289	256,498	31%	30%
Reconciliation of Organic Revenue at Constant Currency and Organic Revenue Growth at Constant Currency to Revenue
The following table reconciles Revenue to Organic revenue at constant currency and Organic revenue growth at constant currency for the periods indicated:

(In thousands of US dollars except for percentages)	Three months ended March 31, 2024				Three months ended March 31, 2023
	Revenue as reported	Revenue from acquisitions (a)	Foreign currency exchange impact on organic revenue	Organic revenue at constant currency	Revenue as reported	Revenue growth	Organic revenue growth at constant currency
	$	$	$	$	$

Revenue	335,109	(53,379)	(947)	280,783	256,498	31%	9%
(a) Revenue from acquisitions primarily reflects revenue from Paya which was acquired on February 22, 2023 and from Till Payments which was acquired on January 5, 2024.

Reconciliation of Adjusted Net Income and Adjusted Net Income per Basic Share and per Diluted Share to Net Loss
The following table reconciles net loss to Adjusted net income for the periods indicated:

	Three months ended March 31
(In thousands of US dollars except for share and per share amounts)	2024	2023
	$	$

Net loss	(4,807)	(8,289)
Change in fair value of share repurchase liability	—	571
Accelerated amortization of deferred financing fees	174	—
Amortization of acquisition-related intangible assets(a)	26,831	20,139
Acquisition, integration and severance costs(b)	11,632	25,318
Share-based payments and related payroll taxes(c)	29,992	36,067
Loss (gain) on foreign currency exchange	8,950	(1,398)
Legal settlement and other(d)	(3,864)	(43)
Adjustments	73,715	80,654
Income tax expense related to adjustments(e)	(6,409)	(7,912)
Adjusted net income	62,499	64,453
Net income attributable to non-controlling interest	(2,056)	(1,489)
Adjusted net income attributable to the common shareholders of the Company	60,443	62,964

Weighted average number of common shares outstanding
Basic	139,646,509	139,655,258
Diluted	145,669,168	143,963,521
Adjusted net income per share attributable to common shareholders of the Company(f)
Basic	0.43	0.45
Diluted	0.41	0.44
(a)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(b)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition and financing activities, including the expenses related to the Proposed transaction. For the three months ended March 31, 2024, these expenses were $10.3 million ($18.5 million for the three months ended March 31, 2023). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation was $1.1 million for the three months ended March 31, 2024 and $2.1 million for the three months ended March 31, 2023. These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized for the three months ended March 31, 2024 and 2023. These amounts are presented in the contingent consideration adjustment line item of selling, general and administrative expenses.
(iv)severance and integration expenses, which were $0.3 million for the three months ended March 31, 2024 ($4.7 million for the three months ended March 31, 2023). These expenses are presented in selling, general and administrative expenses and cost of revenue.
(c)These expenses are recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months ended March 31, 2024, the expenses consisted of non-cash share-based payments of $29.8 million ($35.6 million for three months ended March 31, 2023), and $0.2 million for related payroll taxes ($0.5 million for the three months ended March 31, 2023).
(d)This primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses. For the three months ended March 31, 2024, the gain consisted mainly of a gain on business combination of $4.0 million.
(e)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(f)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Summary of Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below as well as in the section entitled “Risks Relating to Our Business and Industry” of our AIF for the year ended December 31, 2023, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
Growing with our Existing Customers. Our success is directly correlated with our customers’ success. We focus on the high-growth markets within omnichannel payments and intend to grow alongside our existing customers as they grow their business and expand into new markets, including online retail, online marketplaces, digital goods and services, regulated online gaming, social gaming, financial services, government, healthcare, non-profit and travel. Key characteristics of these verticals are inherent growth, longevity and propensity to operate globally.
In addition, our existing customers represent a significant opportunity for us to cross-sell and up-sell products and services with limited incremental sales and marketing expenses. As our customers increase their business volume, we can offer more solutions from our proprietary integrated modular platform. Our future revenue growth and the achievement and maintenance of profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of solutions.
Acquiring New Customers. Our future revenue growth will also depend upon the effectiveness of our sales and marketing efforts. We have significant sales and marketing experience in capturing and serving SMBs and third-party partners in North America and large enterprises in Europe. We intend to leverage this experience and enable customer base expansion by targeting large enterprises in North America and elsewhere. Key to our success in achieving customer base expansion is continued investment in our direct sales team and further leveraging our broad and diversified network of partners.
Expanding in Regions Internationally. We plan to expand and deepen our footprint in geographies where we have an emerging presence today, such as Asia Pacific, Middle East and Africa and Latin America. Our expansion has also been driven by the needs of our customers. For each new country where we seek to expand, we focus on understanding the needs of the local market and invest to develop relationships, while gaining an appreciation for the appropriate local regulatory and compliance frameworks. We believe this will help our growth strategy in achieving global presence and connectivity across all targeted markets.
Investing in our Technology and Product Portfolio. We believe our technology-first culture enables us to enhance our offerings to remain at the forefront of payments innovation. Specifically, our proprietary integrated modular platform enables us to deliver comprehensive payments and technology solutions to power a convenient and secure transaction experience for our customers and their customers. Further investment in our platform is necessary to expand and keep our portfolio of services to our customers technologically current. Close collaboration with our customers through an ongoing communication feedback loop is also key, as it enables a better design and delivery of solutions that meet their specific and evolving needs.
Maintaining and Adding to our Acquiring Bank and Payment Network Relationships. We have built strong relationships with acquiring banks, APM providers and payment networks globally. The maintenance and/or expansion of these relationships and strong collaboration will be a key enabler in the pursuit of our growth strategies.
Adding new use cases and verticals to our technology. We are adding new use cases and verticals to our technology. For example, with the acquisition of Paya at the beginning of Fiscal 2023, we expanded our expertise to include under-penetrated verticals such as B2B, healthcare, government and non-profit. By adding these use cases to our existing offering, we are growing our total addressable market.

Adapting to Regulatory Changes. The nature of our product and services offerings necessitates that we adhere to strict regulatory regimes in the countries where we operate. Our operational teams are fully versed in the varying regulatory requirements applicable to our operations. As regulations change or as we enter new markets or launch new products and services with different regulatory requirements, we will continue to upskill and modify our compliance capabilities as appropriate, such as our customer underwriting, risk management, KYC and AML capabilities, in a manner to minimize disruption to our customers’ businesses.
Selectively Pursuing and Successfully Executing Acquisitions. We have in the past augmented, and intend in the future to continue to augment, our capabilities and organic growth with strategic acquisitions. Critical to our success is continuing to be highly disciplined in integrating acquisitions into our Company in a manner that allows us to fulfill the potential that these acquisitions bring.
Digital assets and cryptocurrencies. We generate a small portion of our revenue from customers operating in the digital assets and cryptocurrencies industry. Cryptocurrencies have historically and currently exhibit significant price volatility that have and could continue to adversely affect the operations of our customers in that industry, and, in turn, our results of operations and profitability. As a result, the Company is exposed to volatility in the cryptocurrency industry generally, including in sectors of the cryptocurrency industry that do not directly apply to the Company’s payment services business but that are integral to the cryptocurrency industry as a whole. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in many cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies.
Foreign currency exchange rate fluctuations. Exchange rate fluctuations may negatively affect our results of operations. Our presentation currency is the US dollar. We derive the largest portions of our revenues and expenses in US dollars. Foreign currency exchange rate fluctuations have and may continue to negatively affect our revenue that is denominated in currency other than the US dollar. To the extent that we have significant revenues denominated in foreign currencies, any strengthening of the US dollar would reduce our revenue and any weakening of the US dollar would increase our revenue as measured in US dollars.
Middle East conflict. The current Middle East conflict may affect our business as we conduct some of our operations (which excludes production) and have employees, including some technology personnel, in the region. Since the beginning of the conflict on October 7, 2023, we have not seen any impact to our ongoing operations and we do not expect the situation to materially adversely affect our business. We will continue to monitor these developments while supporting the safety and well-being of our employees.
Key Components of Results of Operations
Revenue
Merchant Transaction and Processing Services. Revenues from our merchant transaction and processing services are derived primarily from eCommerce payment processing services, and stems from relationships with individual customers. Additionally, transaction and processing services revenues stem from contracts with financial service providers and other merchant acquirers. The contracts stipulate the types of services and set forth how fees will be incurred and calculated. Merchant transaction and processing services revenues are generated from processing electronic payment transactions for customers.
Our transaction and processing services revenue is primarily comprised of (a) fees calculated based on a percentage of the monetary value of transactions processed; (b) fees calculated based on the number of transactions processed; (c) service fees; or (d) some combination thereof that are associated with transaction and processing services.
We present revenue net of the interchange fees charged by the card issuing financial institutions and the fees charged by the payment networks when it is determined that we are acting as an agent and do not have the ability to direct the use of and obtain substantially all of the benefits of these services.
Other Revenue. We may sell hardware (“point-of-sale equipment”) as part of our contracts with customers. Hardware consists of terminals or gateway devices. We do not manufacture hardware but purchase hardware from third party vendors and hold the hardware in inventory until purchased by a customer.
Interest revenue. We earn interest revenue on funds held on behalf of customers. While this is not revenue earned from contracts with customers, we present interest revenue on segregated funds in revenue since it is earned on customer funds that are held as part of our revenue generating activities.

For more information on our revenue recognition policies, refer to Note 3 of the annual consolidated financial statements for the year ended December 31, 2023.
Cost of Revenue
Processing Costs. Processing costs consist of fees paid to processing suppliers. When we are the primary obligor providing payment processing services, we record processing fees paid to processing suppliers as a cost of revenue. If we are not the primary obligor providing payment processing services, processing fees are netted from the revenue recorded for such transactions and we do not record separate processing fees as a cost of revenue. Processing costs also include losses resulting from our transaction guarantee solutions.
Costs of Goods Sold. Costs of goods sold consist primarily of costs associated with selling point-of-sale equipment, such as the cost of acquiring the equipment, including purchase price, expenses associated with a third-party fulfillment company, shipping, handling and inventory adjustments.
Selling, General and Administrative Expenses
Our selling, general and administrative expenses primarily represent the amounts associated with commissions, employee compensation, share-based payments, and depreciation and amortization.
Commissions. Commissions are comprised of incentives paid to third party partners for referring customers.
Employee Compensation. Employee compensation consists of salaries, incentives and benefits (excluding share-based payments which are disclosed separately) earned by our employees. Employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, operations, as well as various business support functions.
Share-Based Payments. Share-based payments consist of our equity-settled share-based compensation earned by our employees, directors and consultants.
Depreciation. Depreciation consists of depreciation of property and equipment, primarily point-of-sale equipment, office and computer equipment, furniture and fixtures, leasehold improvements and right of use assets over buildings. We calculate depreciation using the straight-line method over the useful life of the relevant asset or over the remaining lease term, as applicable.
Amortization. Amortization consists primarily of amortization of intangible assets, which consist of internally generated and externally purchased software that is used in providing processing services to customers. It also includes trademarks, technologies, distributor commission buyouts and partner and merchant relationships that are acquired by the Company. Distributor commission buyouts represent amounts paid to independent sales organizations to buy out their rights to future residual commission payments. These intangible assets are amortized on a straight-line basis over the course of the relevant asset’s useful life.
Selling, general and administrative expenses also consist of professional fees, transaction losses, contingent consideration adjustments and other expenses.
Net Finance Costs
Net finance costs primarily represent amounts associated with:
Interest on Loans and Borrowings. Interest expense consists primarily of interest incurred on term loans outstanding.
Change in Fair Value of Share Repurchase Liability. When the Company enters into an automatic share purchase plan, it recognizes a share repurchase liability. The share repurchase liability is a financial liability accounted for at fair value through profit or loss, and as such, is remeasured at fair market value until it is settled or upon termination of the agreement, with fair value changes being recognized in finance costs.
Accelerated amortization of deferred financing fees. When the Company extinguishes or modifies a financial liability and the transaction is treated as a debt extinguishment, the Company recognizes unamortized deferred financing fees and other related gains or losses in finance costs.

Interest Income. Interest income consists of interest received on cash and cash equivalents belonging to the Company.
Loss (Gain) on Foreign Currency Exchange
Loss (gain) on foreign currency exchange results from monetary items that are held by the Company or its subsidiaries in a currency different than its functional currency. These items are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when the items are re-measured at the end of the reporting period. The resulting gains and losses subsequently being recognized are recorded in loss (gain) on foreign currency exchange.
Income Tax Expense
Income tax expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income (loss).

Results of Operations
The following table outlines our consolidated profit or loss and comprehensive income or loss information for the three months ended March 31, 2024 and 2023:

	Three months ended March 31
(In thousands of US dollars except for share and per share amounts)	2024	2023
	$	$

Revenue	335,109	256,498
Cost of revenue	64,730	54,596
Gross profit	270,379	201,902

Selling, general and administrative expenses	230,101	194,618
Operating profit	40,278	7,284

Finance income	(712)	(5,375)
Finance cost	29,978	18,468

Net finance cost	29,266	13,093
Loss (gain) on foreign currency exchange	8,950	(1,398)

Income (loss) before income tax	2,062	(4,411)
Income tax expense	6,869	3,878
Net loss	(4,807)	(8,289)

Other comprehensive income (loss)
Foreign operations – foreign currency translation differences	656	5,058
Change in fair value of financial instruments designated as cash flow hedges	5,019	—
Reclassification of change in fair value of financial instruments designated as cash flow hedges to profit and loss	(502)	—
Comprehensive income (loss)	366	(3,231)

Net loss attributable to:
Common shareholders of the Company	(6,863)	(9,778)
Non-controlling interest	2,056	1,489
	(4,807)	(8,289)

Weighted average number of common shares outstanding
Basic	139,646,509	139,655,258
Diluted	139,646,509	139,655,258
Net loss per share attributable to common shareholders of the Company
Basic	(0.05)	(0.07)
Diluted	(0.05)	(0.07)

The following table summarizes our revenue by geography based on the billing location of the merchant for the three months ended March 31, 2024 and 2023.

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023
	$	$	$	%
Revenue
North America	177,022	124,719	52,303	42
Europe, Middle East and Africa	132,142	119,825	12,317	10
Latin America	15,436	10,816	4,620	43
Asia Pacific	10,509	1,138	9,371	823
	335,109	256,498	78,611	31
Results of Operations for the Three Months Ended March 31, 2024 and 2023
Revenue

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023
	$	$	$	%
Revenue	335,109	256,498	78,611	31
For the three months ended March 31, 2024, revenue increased by $78.6 million or 31% as compared to the three months ended March 31, 2023. The increase in revenue mainly reflects the additional days of contribution from Paya of $44.8 million in the 2024 period, the contribution from Till Payments of $8.6 million, as well as organic revenue growth and favorable changes in foreign currency exchange rates year-over-year of $0.9 million. For the three months ended March 31, 2024, Organic revenue at constant currency was $280.8 million and Organic revenue growth at constant currency was 9%. See "Non-IFRS and Other Financial Measures".
Total volume increased to $60.1 billion for the three months ended March 31, 2024 from $42.4 billion in the three months ended March 31, 2023, an increase of $17.7 billion or 42% mainly due to the contribution from Paya and Till Payments as well as organic growth. Organic total volume at constant currency was $50.0 billion, an increase of $7.6 billion over the same period.
Cost of Revenue

(In thousands of US dollars, except for percentages)	Three months ended March 31		Change
	2024	2023	$	%
Cost of revenue	$64,730	$54,596	10,134	19
As a percentage of revenue	19.3%	21.3%
For the three months ended March 31, 2024, cost of revenue increased by $10.1 million or 19% compared to the three months ended March 31, 2023, mainly due to the increase in processing costs now reflecting the contribution from Paya, over the entire first quarter of 2024, as well as the contribution from Till Payments in the 2024 period.
Cost of revenue as a percentage of revenue decreased from 21.3% for the three months ended March 31, 2023 to 19.3% for the three months ended March 31, 2024 mainly due to a change in revenue mix and the contribution from Paya now reflected over the entire first quarter of 2024, as well as the contribution from Till Payments in the 2024 period.

Selling, General and Administrative Expenses

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023
	$	$	$	%
Selling, general and administrative expenses
Commissions	64,898	38,299	26,599	69
Employee compensation	60,321	45,721	14,600	32
Share-based payments	29,776	35,573	(5,797)	(16)
Depreciation and amortization	36,830	27,656	9,174	33
Professional fees	15,668	28,665	(12,997)	(45)
Other	22,608	18,704	3,904	21
	230,101	194,618	35,483	18
For the three months ended March 31, 2024, selling, general and administrative expenses increased by $35.5 million or 18% as compared to the three months ended March 31, 2023 primarily due to the following:
Commissions. During the three months ended March 31, 2024, commission expense increased by $26.6 million or 69% as compared to the three months ended March 31, 2023. The increase was primarily due to the contribution from Paya now reflected over the entire first quarter of 2024.
Employee Compensation. During the three months ended March 31, 2024, employee compensation increased by $14.6 million or 32% as compared to the three months ended March 31, 2023. The employee compensation includes costs related to the various functions of the Company, including technology, sales and marketing, human resources, and administration. The increase year-over-year was mainly due to the contribution from Paya now reflected over the entire first quarter of 2024, as well as contribution from Till Payments.
Share-based Payments. For the three months ended March 31, 2024, share-based payments decreased by $5.8 million or 16% as compared to the three months ended March 31, 2023 mainly due to the graded vesting schedules of awards which result in higher expense recorded during the initial vesting period. Share-based payments represented 9% of revenue for the three months ended March 31, 2024 compared to 14% of revenue for the three months ended March 31, 2023.
Depreciation and Amortization. Depreciation of property and equipment expenses and amortization of intangible assets for the three months ended March 31, 2024 increased by $9.2 million or 33% as compared to the three months ended March 31, 2023. The increase was mainly due to higher amortization of intangible assets acquired as part of the Paya acquisition now reflected over the entire first quarter of 2024, as well as amortization of intangible assets acquired as part of the Till Payments acquisition.
Professional Fees. For the three months ended March 31, 2024, professional fees decreased by $13.0 million or 45% compared to the three months ended March 31, 2023. The decrease mainly reflected higher fees related to the Paya acquisition in the three months ended March 31, 2023 and partially offset by the fees related to the Proposed transaction in 2024.
Other. For the three months ended March 31, 2024, other expenses increased by $3.9 million compared to the three months ended March 31, 2023. The increase was mainly due to incremental costs from Paya now reflected over the entire first quarter of 2024 and was partially offset by a gain on business combination of $4.0 million resulting from the Till Payments acquisition.

Net Finance Cost

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023
	$	$	$	%
Finance income
Interest income	(712)	(5,375)	4,663	(87)
Finance cost
Interest on loans and borrowings (excluding lease liabilities)	29,619	17,607	12,012	68
Accelerated amortization of deferred financing fees	174	—	174	n.m.
Change in fair value of share repurchase liability	—	571	(571)	(100)
Other	185	290	(105)	(36)
Net finance cost	29,266	13,093	16,173	124
During the three months ended March 31, 2024, net finance cost increased by $16.2 million as compared to the three months ended March 31, 2023. The increase was primarily due to the following items:
Interest income. The decrease in finance income of $4.7 million was mainly due to lower interest income due to a lower cash and cash equivalents balance during the three months ended March 31, 2024 as a result of the Paya acquisition.
Interest on Loans and Borrowings. The increase of $12.0 million was mainly due to a higher debt balance and amortization of deferred financing fees in the three months ended March 31, 2024 resulting from the financing related to the Paya acquisition.
Loss (Gain) on Foreign Currency Exchange

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023
	$	$	$	%
Loss (gain) on foreign currency exchange	8,950	(1,398)	10,348	n.m.
Loss on foreign currency exchange for the three months ended March 31, 2024 was $9.0 million compared to a gain of $1.4 million for the three months ended March 31, 2023. This was mainly due to currency exposure related to U.S. denominated debt and cash and cash equivalents held in our Canadian subsidiary.
Income Taxes

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023	$	%
Income tax expense (recovery)	$6,869	$3,878	2,991	77
Effective tax rate	333.1%	(87.9)%

Income tax expense for the three months ended March 31, 2024 was $6.9 million on net income before income tax of $2.1 million, representing an effective tax rate of 333.1% for the period. The effective income tax rate was different than the Canadian parent's statutory income tax rate of 26.5% mainly due to the unfavorable impact of share-based payments that are non-deductible in most jurisdictions, unrecognized tax benefits and non-deductible foreign exchange losses, which were partially offset by the favorable impact of a non-taxable gain on business combination.
Income tax expense for the three months ended March 31, 2023 was $3.9 million on income before income tax of $4.4 million, representing an effective tax rate of (87.9)% for the period. The effective income tax rate was different than the Canadian parent's statutory income tax rate of 26.5% because it includes the unfavorable impact of share-based payments of $35.6 million recognized in the three months ended March 31, 2023 that are non-deductible in most jurisdictions, partially offset by the favorable impact of lower income tax rates in other jurisdictions.
Summary of Quarterly Results and Trend Analysis

(In thousands of US dollars except for per share amounts)	Three months ended
	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sep. 30,	Jun. 30,
	2024	2023	2023	2023	2023	2022	2022	2022
	$	$	$	$	$	$	$	$
Revenue	335,109	321,517	304,852	307,026	256,498	220,339	197,146	211,294
Cost of revenue	64,730	58,734	55,650	53,926	54,596	50,166	38,363	35,980
Gross profit	270,379	262,783	249,202	253,100	201,902	170,173	158,783	175,314

Selling, general and administrative expenses	230,101	216,435	217,282	221,755	194,618	148,465	149,184	146,505
Operating profit	40,278	46,348	31,920	31,345	7,284	21,708	9,599	28,809

Finance income	(712)	(234)	(2,713)	(961)	(5,375)	(7,267)	(4,131)	(1,665)
Finance cost (recovery)	29,978	43,495	30,053	29,318	18,468	9,214	7,859	(1,973)
Net finance cost (income)	29,266	43,261	27,340	28,357	13,093	1,947	3,728	(3,638)
Loss (gain) on foreign currency exchange	8,950	(10,621)	13,033	(11,115)	(1,398)	4,663	(12,528)	(8,467)

Income (loss) before income tax	2,062	13,708	(8,453)	14,103	(4,411)	15,098	18,399	40,914
Income tax expense (recovery)	6,869	(388)	9,667	2,486	3,878	5,746	5,393	5,831
Net income (loss)	(4,807)	14,096	(18,120)	11,617	(8,289)	9,352	13,006	35,083

Net income (loss) per share attributable to common shareholders of the Company
Basic	(0.05)	0.08	(0.14)	0.07	(0.07)	0.06	0.08	0.24
Diluted	(0.05)	0.08	(0.14)	0.07	(0.07)	0.06	0.08	0.23
Adjusted EBITDA(a)	114,868	120,052	110,700	110,307	96,282	85,685	81,201	92,853
Adjusted net income(a)	62,499	68,629	56,761	58,093	64,453	68,036	62,435	74,659

Adjusted net income per share attributable to common shareholders of the Company(a)
Basic	0.43	0.48	0.40	0.41	0.45	0.47	0.43	0.52
Diluted	0.41	0.47	0.39	0.39	0.44	0.47	0.43	0.51
(a)These amounts are non-IFRS measures. See “Non-IFRS and Other Financial Measures” section.
Quarterly Trend Analysis
The quarterly increase in revenue and cost of revenue in the last eight quarters was primarily due to Total volume organic growth, as well as contribution from the acquisition of Paya in the first quarter of 2023 and from the acquisition of Till Payments in the first quarter of 2024.
The quarterly increase in selling, general and administrative expenses in the last eight quarters was primarily due to organic growth and contribution from the acquisition of Paya in the first quarter of 2023 and from the acquisition of Till Payments in the first quarter of 2024.

Quarterly net income in 2022 was impacted by the increased volatility in the foreign currency exchange rate. Net income for the three months ended March 31, 2023 was impacted by acquisition costs of $15.5 million for the Paya acquisition as well as costs related to ongoing acquisition integration activities. Net income for the three months ended June 30, 2023, September 30, 2023 and December 31, 2023 reflects higher finance cost and loss (gain) on foreign currency exchange. Finance cost for the three months ended December 31, 2023 increased sequentially, mainly reflecting the accelerated amortization of deferred financing fees of $0.2 million. Net income for the three months ended March 31, 2024 includes a $4.0 million gain on business acquisition which partly offset a loss on foreign currency exchange.
Financial Position Data

(In thousands of US dollars, except for percentages)	March 31, 2024	December 31, 2023	Change
	$	$	$	%

Trade and other receivables	166,181	105,755	60,426	57
Intangible assets	1,306,533	1,305,048	1,485	—
Goodwill	1,983,593	1,987,737	(4,144)	—
Total Assets	5,410,611	5,135,267	275,344	5
Trade and other payables	212,134	179,415	32,719	18
Loans and borrowings	1,247,232	1,248,074	(842)	—
Total Liabilities	3,347,108	3,091,052	256,056	8
Deficit	(245,866)	(224,902)	(20,964)	9
Trade and other receivables and payables. The increase mainly reflects the contribution from the Till Payments acquisition.
Total liabilities and Total assets. The increase in total liabilities and total assets mainly reflect higher segregated funds and due to merchants as at March 31, 2024.
Deficit. The increase in deficit for the three months ended March 31, 2024 of $21.0 million is primarily the result of the dividend declared of $14.1 million and the net loss attributable to shareholders of $6.9 million.
Liquidity and Capital Resources
Overview
Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including:
•Our ability to generate cash flows from our operations;
•The level of our outstanding indebtedness and the interest we are obligated to pay on this indebtedness; and
•Our capital expenditure requirements.
The general objectives of our capital management strategy are to ensure sufficient liquidity to pursue our organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that maintains total leverage ratio within the limits set in the credit facilities.
Our primary source of liquidity is cash from operations, debt and equity financing. Our principal liquidity needs include investment in product and technology, operations, selling, general and administrative expenses and debt service, as well as our selective acquisitions.
Our capital is composed of net debt and shareholders’ equity. Net debt consists of debt less cash and cash equivalents. Our use of capital is to finance business acquisitions, working capital requirements and capital expenditures. We fund those requirements with our internally generated cash flows and funds drawn from our long-term credit facilities or via equity financings.

The primary measure we use to monitor our financial leverage is our total leverage ratio, defined as the ratio of consolidated net debt outstanding, calculated as long-term debt less unrestricted cash, to consolidated adjusted EBITDA, calculated in accordance with the terms of the credit agreement. Under our amended and restated credit facility, we must maintain a total leverage ratio of less than or equal to 5.00 : 1.00 as at March 31, 2024 and prior to March 31, 2025 (5.00 : 1.00 as of December 31, 2023), with the ratio decreasing thereafter every March 31, until it reaches 4.00 : 1.00 for the period on and after March 31, 2028.
As at March 31, 2024, the Company was in compliance with all applicable covenants.
We believe that the Company's available cash and cash equivalents, cash flows generated from operations, loans and borrowings will be sufficient to meet our projected operating and capital expenditure requirements for at least the next 12 months.
Credit Facilities
Our current Amended and Restated credit facility is comprised of $1,272 million of term loans. Outstanding principal of the term loans is payable quarterly at an annual rate of 1.00% and the remaining balance will be payable at maturity on December 19, 2030. The Company also has a revolving credit facility of $800 million which was undrawn as of March 31, 2024. The maturity of the revolving credit facility is December 19, 2028.
The term loan bears interest, at our option, at either (a) Term SOFR (including a 0.10% credit spread adjustment) plus a margin of 3.00% or (b) an alternate base rate plus a margin of 4.00%. Until the delivery of the Company's financial statements for the quarter ending March 31, 2024, borrowings under the revolving credit facility bear interest, at our option, at either (a) Term SOFR plus a margin of 2.50% or (b) an alternate base rate plus a margin of 1.50%. Thereafter, borrowings under the revolving credit facility will bear interest, at our option, at either (a) Term SOFR plus a margin ranging from 2.25% to 2.75% or (b) an alternate base rate plus a margin ranging from 1.25% to 1.75%, in each case, based on a total leverage ratio.
As at March 31, 2024, we had letters of credit issued totaling $56.3 million ($56.2 million as at December 31, 2023). Letters of credit do not reduce the amount that can be drawn on our revolving credit facility.
For more information on the Company's loans and borrowings, refer to Note 7 in our annual consolidated financial statements for the year ended December 31, 2023.
Cash Flows

	Three months ended March 31		Change
(In thousands of US dollars, except for percentages)	2024	2023
	$	$	$	%
Cash flow from (used in):
Operating Activities	15,730	56,782	(41,052)	(72)
Investing Activities	(17,851)	(1,437,456)	1,419,605	(99)
Financing Activities	(37,004)	761,774	(798,778)	n.m.
Effect of movements in exchange rates on cash	(65)	43	(108)	n.m.
Net increase in cash and cash equivalent	(39,190)	(618,857)	579,667	(94)
Cash and cash equivalent – beginning of period	170,435	751,686	(581,251)	(77)
Cash and cash equivalent - end of period	131,245	132,829	(1,584)	(1)
Cash Flows From Operating Activities
For the three months ended March 31, 2024, $15.7 million of cash was generated from operating activities compared to $56.8 million for the three months ended March 31, 2023. The decrease was mainly driven by higher non-cash working capital items in the first quarter of 2024 related to the timing of payment processing cutoff dates.

Cash Flows Used in Investing Activities
For the three months ended March 31, 2024, $17.9 million of cash was used in investing activities. This resulted primarily from the acquisition of $12.4 million of intangibles assets. For the three months ended March 31, 2023, $1,437.5 million of cash was used in investing activities. This resulted primarily from the cash consideration, net of cash acquired, for the Paya acquisition of $1,379.8 million.
Cash Flows From (Used in) Financing Activities
For the three months ended March 31, 2024, $37.0 million of cash was used in financing activities, mainly reflecting the repayment of the credit facility assumed upon the acquisition of Till Payments. For the three months ended March 31, 2023, $761.8 million of cash was generated from financing activities mainly reflecting the borrowing under the reducing revolving credit facility and was partially offset by $56.0 million used to repurchase and cancel approximately 1.2 million Subordinate Voting Shares under the Normal Course Issuer Bid.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures, or capital resources. We may, from time to time, be contingently liable with respect to litigation and claims that arise in the normal course of operations.
Related Party Transactions and Executive Compensation
We have no related party transactions other than those presented in Note 14 in the Interim Financial Statements.
Financial Instruments and Other Instruments
In the ordinary course of our business activities, we are exposed to various market risks that are beyond our control, including fluctuations in foreign exchange rates and interest rates, and that may have an adverse effect on the value of Nuvei's financial assets and liabilities, future cash flows and profit. Our policy with respect to these market risks is to assess the potential of experiencing losses and the consolidated impact thereof, and to mitigate these market risks as is deemed appropriate. A more detailed description of these risks and how the Company manages them, is provided in section entitled “Financial Instruments and Other Instruments” of the Company 2023 Annual MD&A. The Company’s exposure to and management of these risks have not changed materially since December 31, 2023, other than as noted within this MD&A. Please refer to the “Risks Relating to Our Business and Industry” section of the AIF for the year ended December 31, 2023 for additional information about the material risks we face in our business.
Credit and Concentration Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Company’s cash, segregated funds, trade and other receivables, other current assets and processor and other deposits. The carrying amounts of these financial assets represent the maximum credit exposure.
Cash, Segregated Funds and Processor Deposits
The credit risk related to financial institutions that hold cash and cash equivalents, segregated funds and processor deposits is managed as we seek to maintain funds with highly-rated financial institutions and to maintain a diversified group of financial institutions.
Trade and Other Receivables
We provide credit to our customers in the normal course of business. We evaluate the creditworthiness of the corresponding counterparties at least at the end of each reporting period and on a specific circumstance basis. Our extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and credit history. We have established various internal controls designed to mitigate credit risk, including credit limits and payment terms that are reviewed and approved by the Company. Any impaired trade receivables are mostly due from customers that are experiencing financial difficulties.

Foreign Currency Risk
We are exposed to the financial risk related to the fluctuation of foreign exchange rates and the degrees of volatility of those rates. Foreign currency risk is limited to the portion of our business transactions denominated in currencies other than the U.S. dollar. Fluctuations related to foreign exchange rates could cause unforeseen fluctuations in our operating results.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. We do not account for any fixed interest-rate financial assets or financial liabilities at fair value through profit and loss.
All loans and borrowings bear interest at floating rates, and the Company is therefore exposed to the cash flow risk resulting from interest rate fluctuations. This risk is partially offset by the Company's cash balance which also bears interest at floating rates. In September 2023, the Company also entered into an interest rate swap agreement to hedge a portion of its future floating rate interest payments. For more information on the Company's interest rate swap, refer to Note 21 in our annual consolidated financial statements for the year ended December 31, 2023.
Critical Accounting Policies and Estimates
The preparation of the Interim Financial Statements in conformity with IFRS requires us to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates, judgments and assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognized prospectively.
Critical judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the Interim Financial Statements include the following:
Revenue Recognition. The identification of revenue-generating contracts with customers, the identification of performance obligations, the determination of the transaction price and allocations between identified performance obligations, the use of appropriate revenue recognition methods for each performance obligation and the measure of progress for performance obligations satisfied over time are the main aspects of the revenue recognition process, all of which require the exercise of judgment and use of assumptions. In addition, we have applied judgment in assessing the principal versus agent considerations for our transaction and processing services.
Fair Value of Share-based Payment Transactions. We recognized compensation expense as a result of equity-settled share-based payment transactions which are valued by reference to the fair value of the related instruments. Fair value of options granted that did not contain a market performance condition was estimated using the Black-Scholes option pricing model. The risk-free interest rate is based on the yield of a zero coupon U.S. government security with a maturity equal to the expected life of the option from the date of the grant. The assumption of expected volatility is based on the average historical volatility of comparable companies for the period immediately preceding the option grant. We use an expected dividend yield in the option-pricing model.
When granting share-based payment compensation with performance conditions, we assess whether those performance conditions are market or non-market conditions. Market conditions are taken into account in the fair value estimate on the grant date, using a Monte Carlo simulation and this fair value is not revised subsequently. For non-market conditions, we estimate the expected outcome of the performance targets and revise those estimates and related expense until the final outcome is known.
When issuing share-based payments in exchange for services rendered by an external party, the Company estimates the fair value of the instruments granted by reference to the fair value of services rendered by the external party, if the services can be measured reliably, instead of the fair value of the equity instrument granted.

Provisions for Losses on Merchant Accounts. Disputes between a cardholder and a merchant arise periodically, primarily as a result of customer dissatisfaction with merchandise quality or merchant services. Such disputes may not be resolved in the merchant’s favor. In these cases, the transaction amount is refunded to the customer by the card issuing financial institution, but the financial institution is refunded by us. We then charge back to the merchant the amount refunded to the financial institution. As such, we are exposed to credit risk in relation to the merchant since we assume the repayment to the merchant’s customer for the full amount of the transaction even if the merchant has insufficient funds to reimburse us. A provision for losses on merchant accounts is maintained to absorb unrecoverable chargebacks for merchant transactions that have been previously processed and on which revenues have been recorded. The provision for losses on merchant accounts specifically comprises identifiable provisions for merchant transactions for which losses can be estimated. We evaluate the risk for such transactions and estimate the loss for disputed transactions based primarily on historical experience and other relevant factors. We analyze the adequacy of the provision for losses on merchant accounts in each reporting period.
Determining the Fair Value of Identifiable Intangible Assets Following a Business Combination. We use valuation techniques to determine the fair value of identifiable intangible assets acquired in a business combination, which are generally based on a discounted cash flow model. We develop assumptions related to revenue and EBITDA margin forecasts, partner and merchant attrition rates, royalty rates and discount rates. These valuations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate applied as it would be assumed by a market participant.
Recoverable Amount of Goodwill. Our impairment test for goodwill is based on the fair value less costs to sell method, estimated using an income approach and uses valuation models such as the discount cash flows model. The key assumptions for the fair value less costs to sell method include estimated revenue, EBITDA margin forecasts in determining future forecasted cash flows, as well as discount rates applied to forecasted cash flows. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.
Recoverable Amount of Tax Balances for Recognition of Tax Assets. Deferred income tax assets reflect our estimate of operations of future fiscal years, timing of reversal of temporary differences and tax rates on the date of reversals, which may well change depending on governments’ fiscal policies. We must also assess whether it is more likely than not that deferred income tax assets will be realized and determine whether a valuation allowance is required on all or a portion of deferred income tax assets.
New Accounting Standards and Interpretations Adopted
The following amendments were adopted on January 1, 2024:
Amendments to liability classification
On October 31, 2022, the IASB issued new amendments to IAS 1 in addition to the previous amendment issued in 2020 that clarify requirements when classifying liabilities as non-current and extend the application period to January 1, 2024.
When an entity classifies a liability arising from a loan arrangement as non-current and that liability is subject to the covenants which an entity is required to comply with within twelve months of the reporting date, this amendment requires the entity to disclose information in the notes that enables users of financial statements to understand the risk that the liability could become repayable within twelve months of the reporting period, including:
(a) the carrying amount of the liability;
(b) information about the covenants;
(c) facts and circumstances, if any, that indicate the entity may have difficulty complying with the covenants. Such facts and circumstances could also include the fact that the entity would not have complied with the covenants based on its circumstances at the end of the reporting period.
The amendments described above had no impact on the Interim Financial Statements.

New Accounting Standards and Interpretations Issued But Not Yet Adopted
The IASB has issued new standards and amendments to existing standards which are applicable to the Company in future periods.
On April 9, 2024 the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted.
The new Accounting Standard introduces significant changes to the structure of a company's income statement and new principles for aggregation and disaggregation of information. The main impacts of the new Accounting Standard include:
•introducing a newly defined "operating profit" subtotal and a requirement for all income and expenses to be allocated between three distinct categories based on the company's main business activities: Operating, investing and financing;
•Disclosure about management performance measures; and,
•Adding new principles for aggregation and disaggregation of information.
•Requiring the cash flow statement to start with operating profit; and remove the accounting policy choice for presentation of dividend and interest.
The impact of adoption of the amendments has not yet been determined.
Outstanding Share Data
As of May 3, 2024, our authorized share capital consists of (i) an unlimited number of Subordinate Voting Shares, of which 63,953,110 were issued and outstanding, (ii) an unlimited number of Multiple Voting Shares, of which 76,064,619 were issued and outstanding, and (iii) an unlimited number of Preferred Shares, issuable in series, none of which were outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable securities laws in Canada.
As of May 3, 2024, there were 2,038,855 stock options outstanding under the Company’s legacy stock option plan dated September 21, 2017, 5,674,826 stock options outstanding under the Company’s Omnibus Plan and 152,111 stock options outstanding under the Company's Paya Equity Plan. As of May 3, 2024, 3,705,402 stock options outstanding (or 47% of stock options outstanding) have an exercise price above the closing share price on that date of $32.34.
As of May 3, 2024, there were 117,659 Deferred Share Units, 6,570,149 Restricted Share Units and 1,328,384 Performance Share Units ("PSUs") outstanding under the Company’s Omnibus Plan, as well as 311,889 Restricted Share Units outstanding under the Company's Paya Equity Plan. As of May 3, 2024, 665,000 PSUs outstanding (or 50% of PSUs outstanding) have market performance vesting conditions which require a share price above the closing share price on that date of $32.34.
Risk Factors
In addition to all other information set out in this MD&A, and our Interim Financial Statements, and our audited annual consolidated financial statements and notes for the years ended December 31, 2023 and 2022, the specific risk factors that could materially adversely affect us and/or our business, financial condition and results of operations are disclosed under "Risk Factors" in our AIF dated March 5, 2024, except for the risks identified below in respect of the proposed transaction with Advent. Other risks and uncertainties that we do not presently consider to be material, or of which we are not presently aware, may also become important factors that affect our future business, financial condition and results of operations. The occurrence of any of these risks could materially and adversely affect our business, prospects, financial condition, results of operations or cash flow.

In addition to the specific risk factors disclosed under “Risk Factors” in our AIF dated March 5, 2024, the following risk factors could materially affect us and/or our business, financial condition and results of operations in the context of a statutory plan of arrangement (the “Arrangement”) involving the Company and Neon Maple Purchaser Inc. (the “Purchaser”), a newly-formed entity controlled by Advent, pursuant to the provisions of the Canada Business Corporations Act, dated April 1, 2024, as it may be amended, modified or supplemented from time to time in accordance with its terms (the “Arrangement Agreement”).
Risks related to Nuvei
If the Arrangement is not completed, Nuvei will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Such risk factors are set forth and described in Nuvei’s AIF and the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the years ended December 31, 2023 and 2022, which have been filed on SEDAR+ at www.sedarplus.ca and/or on EDGAR under Nuvei’s profile at www.sec.gov.
Risks related to the Arrangement
Conditions Precedent and Required Approvals
The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of the Company and the Purchaser, including receipt of Nuvei shareholders’ approval, court approval, key regulatory approvals and other customary closing conditions. Moreover, a substantial delay in obtaining satisfactory approvals and/or the imposition of unfavourable terms or conditions in the approvals to be obtained could have an adverse effect on the business, financial condition or results of operations of the Company or could result in the termination of the Arrangement Agreement.
The Arrangement Agreement also contains a number of additional conditions for the benefit of the Purchaser including compliance, in all material respects, with covenants by the Company, the truth and correctness, subject in most cases to certain qualifications, of the representations and warranties made by the Company in the Arrangement Agreement as at the date of the Arrangement Agreement and as at closing, dissent rights not having been exercised by the holders of more than 10% of the issued and outstanding Subordinate Voting Shares and no material adverse effect having occurred between the date of the Arrangement Agreement and closing of the Arrangement. There can be no certainty, nor can the Company or the Purchaser provide any assurance, that these conditions will be satisfied or waived or, if satisfied or waived, when they will be satisfied or waived.
If the Arrangement is not completed for any reason, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion thereof could have a negative impact on the Company’s current business relationships, including with future and prospective employees, customers, suppliers and partners, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company. In addition, failure to complete the Arrangement for any reason could have a material negative impact on the trading price of the Subordinate Voting Shares. If the Arrangement is not completed and the Board decides to seek an alternative transaction, there can be no assurance that the Rollover Shareholders would be willing to accept or support an alternative transaction, or that it will be able to find a party willing to pay an equivalent or more attractive price than the Consideration to be paid pursuant to the Arrangement.
Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by the Company even if the Arrangement is not completed.
In addition, since the completion of the Arrangement is subject to uncertainty, officers and employees of the Company may experience uncertainty about their future roles with the Company. This may adversely affect the Company’s ability to attract or to retain key management and personnel in the period until the Arrangement is completed or terminated.
Termination in Certain Circumstances and Termination Fee
Each of the Company and the Purchaser has the right, in certain circumstances, to terminate the Arrangement Agreement. Accordingly, there can be no certainty, nor can the Company provide any assurance, that the Arrangement Agreement will not be terminated by either of the Company or the Purchaser prior to the completion of the Arrangement. Nuvei’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that the Company would remain liable for significant costs relating to the Arrangement including, among others, legal, financial advisory, accounting and printing expenses.
Under the Arrangement Agreement, the Company is required to pay a termination fee of US$150 million in certain circumstances, including in the context of a superior proposal supported by the Board.
The Conditions set forth in the Financing Commitments may not be Satisfied or Events may Occur Preventing the Financing from Being Consummated
Although the Arrangement Agreement does not contain a financing condition, there is a risk that the conditions set forth in the Debt Commitment Letter and the Equity Commitment Letter may not be satisfied or that other events may arise which could prevent the Purchaser from consummating the Financing. If the Purchaser is unable to consummate the Debt Financing and/or the Equity Financing, the Company expects that the Purchaser will be unable to fund the Consideration required to complete the Arrangement. In the event the Arrangement cannot be completed due to the failure of the Purchaser to fund the Consideration, provided that all other conditions to closing of the Arrangement in favour of the Purchaser are and continue to be satisfied or waived and that the Company is otherwise prepared to close the Arrangement, the Company may terminate the Arrangement Agreement, and the Purchaser will be obligated to pay a reverse termination fee of US$250 million and shareholders of the Company will not receive the Consideration.
Occurrence of a Material Adverse Effect
The completion of the Arrangement is subject to the condition that, among other things, on or after April 1, 2024 (the date on which the Arrangement Agreement was entered into), there shall not have occurred a material adverse effect in respect of the Company. Although a material adverse effect excludes certain events, including events in some cases that are beyond the control of the Purchaser, there can be no assurance that a material adverse effect will not occur prior to closing of the Arrangement. If such a material adverse effect occurs and the Purchaser does not waive same, the Arrangement would not proceed.
Uncertainty Surrounding the Arrangement
As the Arrangement is dependent upon satisfaction of a number of conditions precedent, its completion is uncertain. In response to this uncertainty, the Company’s customers may delay or defer decisions concerning the Company. Any delay or deferral of those decisions by customers could adversely affect the business and operations of the Company, regardless of whether the Arrangement is ultimately completed. Similarly, uncertainty may adversely affect the Company’s ability to attract or retain key personnel. In the event the Arrangement Agreement is terminated, the Company’s relationships with future, prospective and current customers, suppliers, employees, partners and other stakeholders may be adversely affected. Changes in such relationships could adversely affect the business, financial condition, or results of and operations of the Company.
The Significant Resources Dedicated in Connection with the Arrangement, Restrictions from Taking Specified Actions while the Arrangement is Pending and Negative Impact of a Failure to Complete the Arrangement on the Company’s Business
The Arrangement Agreement restricts the Company from taking certain specified actions without the consent of the Purchaser until the Arrangement is completed or the Arrangement Agreement is terminated. These restrictions may prevent the Company from pursuing certain opportunities that may arise prior to the completion of the Arrangement or preclude actions that would otherwise be advisable if the Company were to remain a publicly-traded issuer. Among other restrictions, the Arrangement Agreement restricts the ability of the Company to raise capital, acquire or sell, directly or indirectly, assets, properties, securities, interests or businesses, or make any capital expenditures or commitments, in each case, subject to the thresholds, limitations and other terms and conditions contained in the Arrangement Agreement.
In addition, the Company is subject to non-solicitation provisions under the Arrangement Agreement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of the Company’s resources to the completion thereof and the restrictions that were imposed on the Company under the Arrangement Agreement may have an adverse effect on the current or future operations, financial condition and prospects of the Company.
The Possibility for the Company, the Purchaser or the Rollover Shareholders to Become the Target of Securities Class Actions, Oppression Claims and Derivative Lawsuits Which Could Result in Costs and May Delay or Prevent the Consummation of the Arrangement

Securities class actions and oppression and derivative lawsuits may be brought against companies that have entered into an agreement to acquire a public company or to be acquired. Shareholders and third parties may also attempt to bring claims against the Company, the Purchaser or the Rollover Shareholders seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even when the lawsuits are without merit, defending against these claims can result in costs and divert management time and resources. Additionally, if an injunction prohibiting consummation of the Arrangement is obtained by a third party, such injunction may delay or prevent the Arrangement from being completed.
The Volatility of the Relative Trading Price of Shares prior to Closing
Market assessments of the benefits of the Arrangement and the likelihood that the Arrangement will be consummated may impact the volatility of the market price of the Subordinate Voting Shares prior to the consummation of the Arrangement.
Rights of Former Minority Shareholders after the Arrangement
Following the completion of the Arrangement, the former shareholders of the Company (other than the Rollover Shareholders) will cease to hold such shareholders’ Subordinate Voting Shares and will no longer have an interest in the Company, its assets, revenues or profits. In the event that the value of the Company’s assets or business, prior, at or after closing of the Arrangement, exceeds the implied value of the Company under the Arrangement, the former shareholders (other than the Rollover Shareholders) will not be entitled to additional consideration for their Subordinate Voting Shares.
The Diversion of the Attention of the Company’s Management
The pendency of the Arrangement could cause the attention of management to be diverted from the day-to-day operations of the Company and customers, suppliers or partners may seek to modify or limit their business relationships with the Company. These disruptions could be exacerbated by any delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Company.
The Possibility that the Termination Fee provided under the Arrangement Agreement If the Arrangement Agreement is Terminated in Certain Circumstances May Discourage Other Parties from Proposing an Alternative Transaction
Under the Arrangement Agreement, the Company is required to pay a termination fee of $150 million in the event the Arrangement Agreement is terminated in certain circumstances. This termination fee, although considered reasonable by the Board, may discourage other parties from proposing an alternative transaction, even if those parties would otherwise be willing to offer greater value than that offered under the Arrangement. Even if the Arrangement Agreement is terminated without payment of such termination tee, the Company may in the future be required to pay the termination fee in certain circumstances.
The Possibility that the Purchaser’s Right to Match May Discourage Other Parties from Proposing an Alternative Transaction
Under the Arrangement Agreement, as a condition to entering into a definitive agreement in respect of a superior proposal, the Company is required to offer to the Purchaser the right to match such superior proposal. This right may discourage other parties from making a superior proposal, even if they would otherwise have been willing to propose an alternative transaction on more favourable terms than the Arrangement.
For purposes of this section, the following terms have the following meanings:
“Consideration” means the consideration to be received by the shareholders of the Company (other than the Rollover Shareholders) pursuant to the Arrangement, consisting of $34.00 in cash per share, without interest.
“Debt Commitment Letter” means the debt commitment letter delivered to the Company by the Purchaser concurrently with the execution of the Arrangement Agreement.
“Debt Financing” means the Debt Commitment Letter pursuant to which a syndicate of lenders have committed to provide to the Purchaser, subject to the terms and conditions therein, senior secured syndicated credit facilities in an initial aggregate principal amount of $3,150 million.
“Equity Commitment Letter” means the equity commitment letter delivered by the Purchaser concurrently with the execution and delivery of the Arrangement Agreement.

“Equity Financing” means the Equity Commitment Letter pursuant to which funds affiliated to and managed by Advent have committed, subject to the terms and conditions therein, to make available up to $1,775 million to the Purchaser through a direct or indirect equity investment in the Purchaser at the closing of the Arrangement or the purpose of financing the transactions contemplated by the Arrangement Agreement.
“Financing” means, collectively, the Debt Financing and the Equity Financing.
“Financing Commitments” means, collectively, the Debt Commitment Letter and the Equity Commitment Letter.
“Rollover Agreement” means each of the agreements entered into prior to closing of the Arrangement among, inter alia, the Purchaser and the Rollover Shareholders, for the transfer of Rollover Shares to the Purchaser in connection with the Arrangement.
“Rollover Shareholders” means the shareholders of the Company having entered into the Rollover Agreements with the Purchaser.
“Rollover Shares” means the Multiple Voting Shares and Subordinate Voting Shares held by a Rollover Shareholder that are the subject of a Rollover Agreement and that are to be exchanged for the consideration set out therein pursuant to a Rollover Agreement as of the closing of the Arrangement.
Controls and Procedures
Disclosure Controls and Procedures
The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined by the Securities and Exchange Commission (the “Commission”) in Rule 13a-15(e) under the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under securities legislation (including the Exchange Act) is (i) recorded, processed, summarized and reported within the time periods specified in securities legislation (including the Commission’s rules and forms); and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2024.
Internal Controls over Financial Reporting
Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the IASB. Management, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company’s internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management, including the Chief Executive Officer and Chief Financial Officer, have concluded that the Company’s internal control over financial reporting was effective as at March 31, 2024.
Change in Internal Controls over Financial Reporting
There were no changes to our internal controls over financial reporting during the three months ended March 31, 2024, that have materially affected, or are reasonably likely to materially affect our internal controls over financial reporting.

Limitations of Controls and Procedures
The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Till Payments which was acquired on January 5, 2024. The contribution of Till Payments to our consolidated statements of profit or loss and comprehensive income or loss for the three months ended March 31, 2024 included revenue of $8.6 million to our consolidated revenue of $335.1 million, representing 3%. Additionally, as at March 31, 2024, Till Payment's total assets and total liabilities, excluding deferred tax assets, goodwill, trademarks, technologies, partner and merchant relationships, represented respectively 0% and 1% of the consolidated group. The amounts recognized for the assets acquired and liabilities assumed as at the date of this acquisition are described in Note 4 of the Interim Financial Statements.
Additional Information
Additional information relating to the Company, including the Interim Financial Statements, the audited annual consolidated financial statements for the years ended December 31, 2023 and 2022, and the AIF is available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.